Filed Pursuant to Rule 253(g)(2)

File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 14 DATED NOVEMBER 3, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition; and
•	Promissory Grid Note.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Waypoint Tampa Starkey Owner, LLC

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Tampa Starkey Owner, LLC (“RSE Waypoint Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which no proceeds were transferred currently but with a deferred equity commitment of $5,670,000 (the “RSE Waypoint Controlled Subsidiary Investment”). The initial proceeds from the RSE Waypoint Controlled Subsidiary Investment, when funded by us (contingent upon Waypoint receiving all necessary permits), are anticipated to be used for the construction of a single stabilized multifamily property totaling 384 units located at 2500 Heart Pine Ave, Odessa, FL 33556 (the “RSE Waypoint Property”). The RSE Waypoint Controlled Subsidiary is anticipating redeeming the RSE Waypoint Controlled Subsidiary Investment via sale or refinance by October 30, 2020. The RSE Waypoint Controlled Subsidiary Investment is expected to be funded with proceeds from our Offering.

The RSE Waypoint Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S. Other than with regard to the RSE Waypoint Controlled Subsidiary, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Waypoint Controlled Subsidiary Investment (the “RSE Waypoint Operative Agreements”), our consent is required for all major decisions regarding the RSE Waypoint Property. In addition, pursuant to the RSE Waypoint Operative Agreements we are entitled to receive a minimum 11.0% per annum economic return on our RSE Waypoint Controlled Subsidiary Investment, comprised of 7.5% economic return paid on a current basis, with the remainder accruing until the RSE Waypoint Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE Waypoint Controlled Subsidiary Investment, as well as an approximate $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Waypoint Controlled Subsidiary.

The RSE Waypoint Controlled Subsidiary is expected to redeem our RSE Waypoint Controlled Subsidiary Investment by October 30, 2020 (the “RSE Waypoint Redemption Date”). The RSE Waypoint Controlled Subsidiary does have the ability to extend the RSE Waypoint Redemption Date with two 12-month extensions subject to the following conditions for the first extension: 1) All outstanding accrued preferred return must be paid, 2) the preferred return will increase to 12.0%, 3) RSE will sweep 100% of cash flow to pay the preferred return and pay down the RSE balance, 4) the RSE Waypoint Property’s NOI for the previous three months shall provide a debt service coverage ratio of at least 1.20x, 5) the loan-to-value of the RSE Waypoint Property shall not exceed 60%, 6) the RSE Waypoint Property has achieved a minimum occupancy of at least 85% at rental rates consistent with proforma underwriting. Additionally, the following conditions must be met for the second extension option: 1) All outstanding accrued preferred return must be paid, 2) the preferred return will increase to 13.0%, 3) RSE will sweep 100% of cash flow to pay the preferred return and pay down the RSE balance, 4) the RSE Waypoint Property’s NOI for the previous three months shall provide a debt service coverage ratio of at least 1.25x, 5) the loan-to-value of the RSE Waypoint Property shall not exceed 60%, 6) the RSE Waypoint Property has achieved a minimum occupancy of at least 90% at rental rates consistent with proforma underwriting. In the event that the RSE Waypoint Controlled Subsidiary Investment is not redeemed by the RSE Waypoint Redemption Date or is not extended by the RSE Waypoint Redemption Date, pursuant to the RSE Waypoint Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Waypoint Property outright. The RSE Waypoint Controlled Subsidiary may redeem our RSE Waypoint Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Waypoint Controlled Subsidiary Investment.

Simultaneous with the RSE Waypoint Controlled Subsidiary Investment, senior financing was provided through a $39,350,000 senior secured loan from Keybank (the “RSE Waypoint Senior Loan”). The loan features a 3-year term with a maturity date of October 30, 2020 and 3-years interest-only at a floating rate of 1-month LIBOR + 3.00%. The RSE Waypoint Senior Loan also features two, 12-month extension period. The RSE Waypoint Senior loan includes a 100% completion guaranty tied to Waypoint and one of its affiliated entities. Once the RSE Waypoint Property is complete, the recourse drops to 50% and once the RSE Waypoint Property achieves a 1.25x DSCR for a period of 90 consecutive days, the recourse drops to 25%. The loan also features standard carve out provisions tied to Waypoint. Aggregate with the RSE Waypoint Senior Loan, the RSE Waypoint Controlled Subsidiary Investment features a LTC of 68.0%, based on a $66,205,051 construction budget, with approximately $21.2 million of equity junior to the RSE Waypoint Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Waypoint Senior Loan plus the amount of the RSE Waypoint Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Waypoint Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property is expected to consist of twenty 3-story garden style apartment buildings and a clubhouse situated on 19.26 acres and will include 388,464 square feet of rentable area. The units are divided between one-bedroom, two-bedroom, and three-bedroom units. The property is planned to be a class A apartment complex with stainless steel appliances, granite countertops, 2” faux wood blinds, tile backsplashes in kitchens, 9’ ceilings, and full size in unit washer/dryers. Exterior amenities are anticipated to include a resort style pool, poolside grills/cabanas, a dog park, a business center, a clubhouse, a fitness center, and a parcel delivery center.

The property is currently expected to be located within the Starkey Ranch master planned community. The property is expected to be adjacent to a new commercial town center being developed by North American Properties, which is planned to feature a Publix grocery store along with 80,000 square feet of additional retail. Upon completion, the Starkey Ranch master planned community is anticipated to feature approximately 4,000 single-family homes with prices ranging from $250,000 to $800,000 (averaging over $400,000), 20 miles of walking trails, 150 acres of parks and a K-8 school.

The Tampa market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a rate that has nearly been double that of the US average (approximately 26.6% from 2000 – 2016 compared to the United States’ average of 14.8%).

Fourth Amended and Restated Promissory Grid Note

On October 31, 2017, we entered into a Fourth Amended and restated Promissory Grid Note (the “Fourth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Fourth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Fourth Amended and Restated Promissory Grid Note. The Fourth Amended and Restated Promissory Note replaces the earlier Third Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of July 31, 2017.

Availability

The Fourth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Fourth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 31, 2017, there were seven (7) other similar promissory grid notes outstanding.

Collateral

The Fourth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Fourth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Fourth Amended and Restated Promissory Grid Note is due and payable on January 31, 2019.

Purpose

While there are no restrictions on the use of the proceeds received under the Fourth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Fourth Amended and Restated Promissory Grid Note does not purport to be complete.